[Old Line Bancshares, Inc. letterhead]

November 29, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Request for Acceleration of Effectiveness

Old Line Bancshares, Inc.

Registration Statement on Form S-4

File No. 333-214012 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Old Line Bancshares, Inc. hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 4:00 p.m., Eastern Time, on December 1, 2016, or as soon thereafter as practicable.

Very truly yours,

OLD LINE BANCSHARES, INC.

By:	/s/ James W. Cornelsen
James W. Cornelsen
President and Chief Executive Officer